Exhibit 99.1

(1)          This Statement on Form 5 reflects the following grants made on November 22, 2011 by Noranda Aluminum Holdings Corporation (the “Issuer”) to Apollo Alternative Assets, L.P. (“Alternative Assets”) in connection with a quarterly dividend of $0.03 per share of the Issuer’s common stock (the “Quarterly Dividend”) and a supplemental dividend of $1.00 per share of the Issuer’s common stock (the “Special Dividend”) declared by the Issuer on November 1, 2011: (i) the grant of 1,036.9513 cash-settled restricted stock units vesting on December 1, 2011 made in connection with the Special Dividend, (ii) the grant of 473.1687 cash-settled restricted stock units vesting on June 8, 2012 made in connection with the Special Dividend, and (iii) the grant of 45.302 cash-settled restricted stock units vesting on June 8, 2012 made in connection with the Quarterly Dividend.  These grants were made to Alternative Assets in lieu of cash payments with respect to cash-settled restricted stock units held by Alternative Assets on November 14, 2011.  The number of cash-settled restricted stock units issued with respect to each dividend was determined based on the aggregate amount of the respective dividend payable on the shares of the Issuer’s common stock underlying the restricted stock units, divided by $7.45 (the closing price of the Issuer’s common stock on November 21, 2011).  The cash-settled restricted stock units are held by Alternative Assets for its own benefit.  Vesting of the cash-settled restricted stock units held by Alternative Assets is subject to the continued service of the following directors, each of whom is a full-time employee of an affiliate of Alternative Assets or is otherwise associated with Alternative Assets or its affiliates: Eric L. Press, Gareth Turner, M. Ali Rashid, Matthew H. Nord, Matthew R. Michelini and Henry R. Silverman (the “Apollo Individuals”) as directors of the Issuer, with prorated vesting in the event that some but not all of the Apollo Individuals cease such service.  This Statement on Form 5 also reflects the settlement of 8,536.9513 restricted stock units that vested on December 1, 2011, for which Alternative Assets received a cash payment from the Issuer of $7.90 for each such restricted stock unit.

Apollo International Management, L.P. (“Intl Management”) is the managing general partner of Alternative Assets, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management.  Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of International GP.  Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings.

Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  Each of Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of the restricted stock units held by Alternative Assets, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The address for Alternative Assets is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The address for Intl Management, International GP, Management Holdings, Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.